MOBILE REACH INTERNATIONAL, INC.
                       2054 Kildaire Farm Road, Suite 353
                           Cary, North Carolina 27511


                                 March 11, 2005

VIA EDGAR
---------


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20509
Attention: Tia Jenkins

                  Re:      Mobile Reach International, Inc.
                           Registration Statement on Form SB-2
                           File No. 333-118682

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, (the "Act"), Mobile Reach International, Inc. (the "Company") hereby withdraws its Registration Statement on Form SB-2 (File No. 333-118682) that was originally filed with the Securities and Exchange Commission on August 31, 2004 (the "Registration Statement"). No securities were sold in connection with the offering. The Company may undertake a private offering of its securities in reliance on Rule 155(c) promulgated under the Act.

                                   Sincerely,

                                            MOBILE REACH INTERNATIONAL, INC.


                                            By:  /s/  Alan Christopher Johnson
                                               --------------------------------
                                                      Alan Christopher Johnson
                                                      Chief Executive Officer